EXHIBIT 99.1

News for Immediate Release

Electrovaya Launches Advanced Energy Storage Systems Featuring its Proprietary Infinity Technology

Energy Storage Systems will be based on Electrovaya’s proven technology and includes cells, modules and packs manufactured in the USA, enabling strong ITC Incentives

Initial systems offer over 2MWh of storage capacity in a 20’ containerized format with leading cycle life and featuring Electrovaya’s proprietary safety technologies

New product will target a wide variety of energy storage applications with strong initial interest from existing high profile customer base

Toronto, Ontario – September 9, 2025 –   Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a lithium-ion battery technology and manufacturing company, today announced the commercial launch of its next-generation Energy Storage Systems (“ESS”), developed to address the growing demand for safe, durable, and cost-effective stationary energy storage solutions.

Electrovaya’s ESS products are built on the Company’s proprietary Infinity Technology, which delivers:

•	Industry-leading cycle life: enabling significantly longer service duration and reducing replacement frequency.

•	Enhanced safety: with robust thermal stability and fail-safe architecture that minimize thermal and failure risk.

•	Lower life cycle cost: through reduced operating expenses and extended system longevity.

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These benefits translate into superior durability, safer customer assets, and stronger economic returns, making the systems ideally suited for grid support, renewable energy integration, microgrids, backup power, data centers, hyperscalers and behind-the-meter applications.

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U.S. Manufacturing and Vertical Integration

Electrovaya’s ESS will be manufactured in the United States at its vertically integrated facility in Jamestown, New York. The Company controls production from the cell level through to complete systems, ensuring consistent quality, supply chain security, and eligibility for domestic content incentives under U.S. policy frameworks, including under the recent One Big Beautiful Bill Act (OBBA). Under this provision, Electrovaya’s ESS are expected to be eligible for 30-40% Investment Tax Credits.

This vertical integration also supports scalability as demand accelerates for large-format ESS, positioning Electrovaya as a strategic supplier in North America’s rapidly expanding energy storage market.

Strategic Market Opportunity

The global stationary energy storage market is already large and projected to grow significantly over the next decade, fueled by increasing renewable energy adoption, grid modernization efforts, and growing demands for resiliency. Electrovaya’s Infinity-based ESS solutions offer a differentiated value proposition for data centers, hyperscalers, and behind-the-meter (BTM)applications. Compared to conventional lithium-ion systems, Electrovaya’s entry leverages its proven Infinity technology which enables significantly improved safety and longevity, key performance attributes for energy storage use cases where safety, life cycle cost, and reliability are critical.

“Electrovaya has a long track record of developing advanced lithium-ion systems for mission-critical applications,” said Dr. Raj DasGupta, CEO of Electrovaya. “With our ESS launch, we are extending these capabilities into the stationary market, offering customers a technology that is safer, lasts longer, and delivers the lowest total cost of ownership.”

Availability

Electrovaya’s new ESS products are available for order in North America, with initial deployments expected in 2026 and larger scale deliveries in 2027. The Company is engaged with customers across multiple sectors, including with its existing customers of material handling battery products.

Electrovaya will be exhibiting at the RE+ Expo in Las Vegas, Nevada, from September 9–11, 2025, at Booth F17153 in Caesars Forum. Stop by to explore our Infinity Battery solutions, engineered for safety, longevity, and sustainability.

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Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA) (TSX: ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding cell performance, cycle life, longevity, projected performance, extrapolated cycle life, energy density, relative performance compared to competitors, planned production in Jamestown New York, ability to start production in Jamestown in the expected timeframe, planned 54Ah and 51Ah lithium-ion ceramic cell in product lines in 2025 and 2026, use in commercial vehicle and energy storage applications, deliveries of energy storage systems in 2026, scaled deliveries in 2027, energy density, cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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